UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Announces Details of Share-Based Compensation Plan for Employees

Tokyo, May 15, 2024 – MUFG today announced that it has finalized details regarding the shares to be acquired by the ESOP Trust for the Share-Based Compensation Plan[1] (the “Plan”), which it will introduce for employees in management positions who satisfy certain requirements (the “Eligible Employees”) at three MUFG subsidiaries (MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.). The details are as follows.

For the content of the Plan, please refer to the announcement dated March 28, 2024, titled “MUFG to Introduce Share-Based Compensation Plan for Employees.[2]”

1.	Details about the shares to be acquired by the ESOP Trust

Amount of trust money	Approximately 4.3 billion yen (including trust fees and trust expenses)

Timing of acquisition of shares	From May 17, 2024 to June 14, 2024 (planned)

Method of acquisition of shares	Acquisition on the stock market

[1]	The Plan adopts a scheme called an Employee Stock Ownership Plan (the “ESOP Trust”).

[2]	Please refer to the l1ink below for “MUFG to Introduce Share-Based Compensation Plan for Employees.”

https://www.mufg.jp/dam/pressrelease/2024/pdf/news-20240328-001_en.pdf

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About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 120,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

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(Reference)

[Outline of the Trust Agreement]

(i) Trust type	A money trust other than an individually-operated designated money trust (third party benefit trust)

(ii) Trust purpose	To provide incentives to eligible employees

(iii) Settlor	MUFG

(iv) Trustee	Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.)

(v) Beneficiaries	Eligible employees satisfying the beneficiary requirements

(vi) Trust administrator	A third party that does not have any interest in the Covered Companies (certified public accountant)

(vii) Trust agreement date	May 16, 2024 (planned)

(viii) Trust period	From May 16, 2024 (planned) to August 31, 2027 (planned)

(ix) Start date	July 1, 2024 (planned)

(x) Exercise of voting rights	No exercise

(xi) Type of acquired shares	Ordinary shares of MUFG

(xii) Amount of trust money	Approximately 4.3 billion yen (including trust fees and trust expenses)

(xiii) Timing of acquisition of shares	From May 17, 2024 to June 14, 2024 (planned)

(xiv) Method of acquisition of shares	Acquisition on the stock market

(xv) Holder of vested rights	MUFG

(xvi) Residual assets	Residual assets that can be received by MUFG, as the holder of the vested rights, shall be within the limit of the trust expense reserve calculated by deducting the cost for acquiring the shares from the Trust from the trust money.

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